UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-12828

AKTIEBOLAGET VOLVO (publ)

(NASDAQ Stock Market)

____________________________________________________________________________________________

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

S-405 08 Göteborg, Sweden

+46 31 660000

____________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class B, common stock quota value SEK 1,

American Depositary Shares each representing one Share of class B common stock

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(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aktiebolaget Volvo (publ) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

December 3, 2007	By	/s/ Eva Persson	Senior Vice President & General Counsel
Date		Name: Eva Persson	Title

December 3, 2007	By	/s/ Pär Östberg	Senior Vice President & CFO
Date		Name: Pär Östberg	Title